UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

DORAL ENERGY CORP.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

258114 305
(CUSIP Number)

PAUL C. KIRKITELOS
Suite 250, 111 N. Sepulveda Blvd., Manhattan Beach, CA 90266
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

October 8, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 258114 305

1.	Names of Reporting Persons: PAUL C. KIRKITELOS

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	[_]
(b)	[_]
NOT APPLICABLE

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF (Personal Funds)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: UNITED STATES CITIZEN

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	14,327,600 Shares

8.	Shared Voting Power:	NOT APPLICABLE

9.	Sole Dispositive Power:	14,327,600 SHARES

10.	Shared Dispositive Power:	NOT APPLICABLE

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,327,600 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

NOT APPLICABLE

13.	Percent of Class Represented by Amount in Row (11): 12.8%

14.	Type of Reporting Person (See Instructions): IN (Individual)

CUSIP No. 258114 305

This Schedule 13D/A (Amendment No. 3) is being filed by Paul C. Kirkitelos (the “Reporting Person”) to amend and supplement the Schedule 13D of the Reporting Person dated November 23, 2007 (the “Original Schedule 13D”) originally filed with the Securities and Exchange Commission on December 5, 2007 and as amended by Amendment No. 1 dated July 23, 2008 and Amendment No. 2 dated April 22, 2009. Except as specifically amended hereby, the disclosure set forth in the previously filed Schedule 13D remains unchanged. Unless otherwise defined herein, the capitalized terms used herein have the meanings ascribed to them in the Original Schedule 13D.

ITEM 2.      IDENTITY AND BACKGROUND

A.	Name of Person filing this Statement:

PAUL C. KIRKITELOS (the “Reporting Person”)

B.	Residence or Business Address:

The business address of the Reporting Person is Suite 250, 111 N. Sepulveda Blvd., Manhattan Beach, CA 90266

C.	Present Principal Occupation and Employment:

The Reporting Person is a business person.

D.	The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.	Citizenship: The Reporting Person is a citizen of the United States of America.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of October 8, 2010, the Reporting Person beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock
-----------------------	----------------------------------------------	--------------------------------------------------
Common Stock	14,327,600 Shares	12.8%(1)
-----------------------	----------------------------------------------	--------------------------------------------------

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement. Applicable percentage of ownership is based on 111,433,086 common shares outstanding as of October 8, 2010, plus any securities held by such security holder exercisable for or convertible into common shares within sixty (60) days after the date of this Report, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 258114 305

(b)	Power to Vote and Dispose of the Company Shares:

The Reporting Person has the sole power to vote or to direct the vote of the Shares held by him and has the sole power to dispose of or to direct the disposition of the Shares held by him.

(c)	Transactions Effected During the Past 60 Days:

On October 8, 2010, the Reporting Person sold 9,750,000 shares of the Company's common stock to Seale Energy Partners LP for an aggregate of $52,065.00 in a privately negotiated transaction. Between October 8, 2010 and the date of the Reporting Person’s Amendment No. 2 to the Original Schedule 13D, the Reporting Person sold an aggregate of 612,400 shares of the Company’s common stock in market transactions.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None other than the share transfer agreement referred to in Item 5(c).

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

(a)	Share Transfer Agreement dated effective October 8, 2010 between Paul C. Kirkitelos and Seale Energy Partners LP.

(b)	Share Transfer Agreement dated effective April 22, 2009 between Paul C. Kirkitelos and Island View Garden Group Inc.(1)

(c)	Share Transfer Agreement dated effective April 22, 2009 between Paul C. Kirkitelos and Cornerstone Global Investments SA.(1)

(d)	Share Transfer Agreement dated effective April 22, 2009 between Paul C. Kirkitelos and Loreto International Inc.(1)

(1) Previously filed as an exhibit to Amendment No. 2 to the Reporting Person’s original Schedule 13D filed with the SEC on April 27, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 8, 2010
Date

/s/ Paul C. Kirkitelos
Signature

PAUL C. KIRKITELOS

Name/Title

SHARE TRANSFER AGREEMENT

THIS AGREEMENT dated effective the 8th day of October, 2010

BETWEEN:

PAUL C. KIRKITELOS of Suite 250, 111 N. Sepulveda Blvd.,
Manhattan Beach, CA 90266

(the “Vendor”)

     OF THE FIRST PART

AND:

SEALE ENERGY PARTNERS LP, a Texas limited liability company
having a business address at 14942 Sandalfoot Street, Houston, TX
77095

(the “Purchaser”)

OF THE SECOND PART

WHEREAS, the Purchaser has agreed to purchase, and the Vendor has agreed to sell 9,750,000 shares of the Company’s common stock owned by the Vendor on the terms, and subject to the conditions, as set out in this Agreement.

THIS AGREEMENT WITNESSES THAT in consideration of the premises, and the covenants, agreements, representations, warranties and payments set out and provided for herein, the parties hereto covenant and agree with each other as follows:

1.      INTERPRETATION

1.1      Where used herein or in any amendments or schedules hereto, the following terms shall have the following meanings:

(a)	“Company” means Doral Energy Corp.

(b)	"Company Shares" means the shares of the Company legally and beneficially owned by the Vendor to be acquired by the Purchaser.

(c)	“Purchase Price” means the purchase price set out in Section 2.2 hereto.

(d)	“SEC” means the United States Securities and Exchange Commission.

(e)	“Securities Act” means the United States Securities Act of 1933, as amended.

(f)	“Securities Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

1.2      All dollar amounts referred to in this Agreement are in United States funds, unless expressly stated otherwise.

2.      PURCHASE AND SALE OF SHARES

2.1      Upon the terms and subject to the conditions of this Agreement, the Vendor hereby agrees to sell to the Purchaser, and the Purchaser hereby agrees to purchase from the Vendor, 9,750,000 shares of the Company’s common stock (the “Company Shares”), free and clear of all liens, charges and encumbrances whatsoever.

2.2      In consideration for the sale of the Company Shares by the Vendor to the Purchaser, the Purchaser agrees to pay the purchase price of $52,065 to the Vendor (the “Purchase Price”), being $0.00534 per share, upon closing as set out in Sections 5.1 and 5.2 hereto.

3.      COVENANTS, REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

          The Purchaser hereby covenants with and acknowledges, represents and warrants to the Vendor as follows, and acknowledges that the Vendor is relying upon such covenants, acknowledgements, representations and warranties in connection with the sale of the Company Shares to the Purchaser:

3.1      The Purchaser is familiar with the provisions of Regulation D promulgated under the Securities Act, and the Purchaser is an accredited investor as defined in Regulation D, being either:

(a)

An organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership and (i) was not formed for the specific purpose of acquiring the Company Shares, and (ii) has total assets in excess of $5,000,000; or

(b)	An entity in which all of the equity owners are either:

	(i)	a natural person whose individual net worth, or joint net worth with that person’s spouse, at the time of this Agreement, is $1,000,000, excluding the primary residence of that person,

(ii)

is a natural person who had an individual income in excess of $200,000 in each of the two most recent years or whose joint income with his or her spouse was $300,000 in each of the two most recent years, and such person has a reasonable expectation of reaching the same income level in the current year, or

	(iii)	an entity referred to in paragraph 3.1(a) above.

3.2      The Purchaser has had full access to information regarding the business, properties prospects and financial condition of the Company. The Purchaser has had full opportunity to ask questions of, and receive answers from, the Company regarding such information and to review and discuss such information with the Purchaser’s legal and financial advisors. The Purchaser believes it has received all of the information it considers necessary or appropriate for deciding to purchase the Company Shares from the Vendor as contemplated in this Agreement.

3.3      The Purchaser acknowledges and agrees that the Company Shares are “restricted securities” as contemplated under the Securities Act, which were issued pursuant to an exemption from the registration requirements of the Securities Act. The Purchaser further acknowledges and agrees that the sale of the Company Shares by the Vendor has not been registered under the Securities Act, and that all certificates representing the Company Shares will be endorsed with a legend substantially similar to the following:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT"), AND HAVE BEEN OFFERED AND SOLD ONLY TO ACCREDITED INVESTORS IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. SUCH SECURITIES MAY NOT BE REOFFERED FOR SALE OR RESOLD OR OTHERWISE TRANSFERRED UNLESS THEY ARE REGISTERED UNDER THE APPLICABLE PROVISIONS OF THE SECURITIES ACT OR ARE EXEMPT FROM SUCH REGISTRATION.”

3.4      The Purchaser is acquiring the Company Shares for its own account for investment purposes, with no present intention of dividing his interest with others or reselling or otherwise disposing of any or all of the Company Shares.

3.5      The Purchaser does not intend any sale of the Company Shares either currently or after the passage of a fixed or determinable period of time or upon the occurrence or nonoccurrence of any predetermined event or circumstance.

3.6      The Purchaser has no present or contemplated agreement providing for the sale or other disposition of the Company Shares.

3.7      The Purchaser is not aware of any circumstance presently in existence which is likely in the future to prompt a sale or other disposition of the Company Shares.

3.8      The Purchaser possesses the financial and business experience to make an informed decision to acquire the Company Shares and has had access to all information relating to the Company and its business operations which would be necessary to make an informed decision to purchase the Company Shares.

3.9      The Purchaser has full power, capacity and authority to enter into this Agreement on the terms and conditions set forth herein, and this Agreement constitutes, and all other documents required to be executed and delivered by the Purchaser will, when executed constitute, a valid and legally binding obligation of the Purchaser, enforceable in accordance with their terms, except (i) as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the enforcement of creditors’ rights generally, and (ii) as may be limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

4.      COVENANTS, REPRESENTATIONS AND WARRANTIES OF THE VENDOR

          The Vendor covenants with and acknowledges, represents and warrants to the Purchaser as follows, and acknowledges that the Purchaser is relying upon such covenants, acknowledgements, representations and warranties in connection with the purchase by the Purchaser of the Company Shares:

4.1      The Vendor is the legal, beneficial and recorded owner of the Company Shares set out in Section 2.1 hereto, with good and marketable title thereto, free and clear of all mortgages, liens, charges, security interests, adverse claims, pledges, encumbrances and demands whatsoever.

4.2      No person, firm or corporation has any agreement or option or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase of any of the Company Shares from the Vendor.

4.3      The Vendor has had full access to information regarding the business, properties prospects and financial condition of the Company. The Vendor has had full opportunity to ask questions of, and receive answers from, the Company and the Purchaser regarding such information and to review and discuss such information with the Vendor’s legal and financial advisors. The Vendor believes it has received all of the information it considers necessary or appropriate for deciding to sell the Company Shares to the Purchaser as contemplated in this Agreement.

4.4      The Vendor has full power, capacity and authority to enter into this Agreement on the terms and conditions set forth herein, and this Agreement constitutes, and all other documents required to be executed and delivered by the Vendor will, when executed constitute, a valid and legally binding obligation of the Vendor, enforceable in accordance with their terms, except (i) as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the enforcement of creditors’ rights generally, and (ii) as may be limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

5.      CLOSING AND POST-CLOSING ARRANGEMENTS

5.1      Closing of the purchase and sale of the Company Shares shall take place at 12:00PM Pacific Time on October 8, 2010, or such other date and time as may be, and at a location, mutually agreed upon by the parties hereto.

5.2      Upon closing:

(a)

the Vendor shall deliver to the Purchaser the certificates representing all of the Company Shares duly endorsed in blank for transfer or with a stock power of attorney (in either case with the signature guaranteed by an appropriate official), with any and all applicable security transfer taxes paid, and together with all other instruments, certificates or documents as may be required by the Company’s transfer agent to record the transfer of the Company Shares to the Purchaser or as may otherwise be required to transfer the Company Shares to the Purchaser free and clear of all liens, charges and encumbrances of any kind whatsoever; and

(b)	the Purchaser shall deliver to the Vendor the Purchase Price.

6.      GENERAL PROVISIONS

6.1      Time shall be of the essence of this Agreement.

6.2      This Agreement contains the whole agreement between the parties hereto in respect of the purchase and sale of the Company Shares and there are no warranties, representations, terms, conditions or collateral agreements expressed, implied or statutory, other than as expressly set forth in this Agreement.

6.3      This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. The Purchaser may not assign this Agreement without the consent of the Vendor, which consent may be withheld for any reason whatsoever.

6.4      Any notice to be given under this Agreement shall be duly and properly given if made in writing and delivered or telecopied to the addressee at the address as set out on page one of this Agreement. Any notice given as aforesaid shall be deemed to have been given or made on, if delivered, the date on which it was delivered or, if telecopied, on the next business day after it was telecopied. Any party hereto may change its address for notice from time to time by providing notice of such change to the other parties hereto in accordance with the foregoing.

6.5      This Agreement may be executed in one or more counterparts, each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement.

6.6      This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of Nevada, and each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the State of Nevada.

6.7      This Agreement has been prepared by O’Neill Law Group PLLC as legal counsel for the Company, and the Vendor and the Purchaser acknowledge and agree that they have been advised to seek separate legal counsel with respect to the matters contained in this Agreement.

6.8      This Agreement may be executed in several parts in the same form and such parts as so executed shall together constitute one original agreement, and such parts, if more than one, shall be read together and construed as if all the signing parties hereto had executed one copy of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date of this Agreement.

SIGNED, SEALED AND DELIVERED
BY PAUL C. KIRKITELOS

/s/ Paul C. Kirkitelos
_______________________________
PAUL C. KIRKITELOS

SEALE ENERGY PARTNERS LP,
a Texas limited liability company,
by its authorized signatory:

/s/ H. Patrick Seale
________________________________

Managing Partner
________________________________